SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               FORM 8-A/A


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                             AMENDMENT NO. 1


                           Nine West Group Inc.
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          (Exact name of registrant as specified in its charter)


               Delaware                           No. 06-1093855
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(State of incorporation or organization)         (IRS Employer
                                                  Identification No.)

      Nine West Plaza
      1129 Westchester Avenue
      White Plains, New York                             10604
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(Address of principal executive offices)               (Zip Code)


If this form relates to the          If this form relates to the
registration of a class of           registration of a class of
securities pursuant to Section       securities pursuant to Section
12(b) of the Exchange Act and is     12(g) of the Exchange Act and is
effective pursuant to General        effective pursuant to General
Instruction A.(c), please check      Instruction A.(d), please check the
the following box. [X]               following box. [ ]

Securities Act registration statement file number to which this form relates: __________________
            (If applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                 Name of each exchange on which
     to be so registered                 each class is to be registered
     -------------------                 ------------------------------

Preferred Share Purchase Rights          New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                 None
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                            (Title of Class)




Item 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


     On March 2, 1999, Nine West Group Inc. (the "Company"), Jones Apparel Group, Inc. ("Parent") and Jill Acquisition Sub Inc. ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of March 1, 1999 (the "Merger Agreement"), providing, among other things, for the merger (the "Merger") of the Company with Merger Sub.

     On such date, in connection with the Merger Agreement, the Company executed Amendment No. 1 (the "Rights Amendment") to the Rights Agreement, dated as of February 17, 1998 between the Company and The Bank of New York, as the Rights Agent (the "Rights Agreement"). The Rights Amendment provides that none of Vincent Camuto, Jerome Fisher, Parent, or any Affiliate or Associate of any of them shall be deemed an "Acquiring Person" and that no "Distribution Date" (as such terms are defined in the Rights Agreement) shall be deemed to have occurred, solely as the result of the execution, delivery or performance of the Merger Agreement or the Stockholder Agreement, dated as of March 1, 1999, between Parent and the holders of common stock of the Company signatory thereto (the "Stockholder Agreement") or the consummation of the transactions contemplated by the Merger Agreement or the Stockholder Agreement.

     In addition, the Rights Agreement as amended by the Rights Amendment provides that (a) the Rights are exercisable at any time following a Distribution Date until the earliest of (i) the close of business on February 16, 2008, (ii) the time at which the Rights are redeemed as provided in
Section 23 of the Rights Agreement, (iii) the time at which the Rights are exchanged as provided in Section 24 of the Rights Agreement or (iv) immediately prior to the Effective Time (as defined in the Merger Agreement) and (b) upon the Expiration Date (as defined in the Rights Agreement) the Rights shall expire. A summary of the Rights as amended follows.

                             SUMMARY OF RIGHTS

     On February 17, 1998, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Stock"). The dividend was payable on March 4, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") at a price of $120 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of the Summary of Rights attached as Exhibit C to the Rights Agreement (the "Summary of Rights"). For purposes of this calculation, there shall be disregarded shares of Common Stock which either Mr. Jerome Fisher or Mr. Vincent Camuto, or their respective estates,
(i) had the right to acquire on February 17, 1998, or (ii) acquire or obtain the right to acquire subsequent to February 17, 1998, in either case under employee benefit plans of the Company.

     Notwithstanding the foregoing, none of Vincent Camuto, Jerome Fisher, Parent, or any Affiliate or Associate of any of them shall be deemed to be an "Acquiring Person" and no "Distribution Date" shall be deemed to have occurred solely by reason of the approval, execution, delivery or performance of the Merger Agreement or the Stockholder Agreement or the consummation of the transactions contemplated by the Merger Agreement or the Stockholder Agreement.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are exercisable at any time which is both after the Distribution Date and prior to the time (the "Expiration Date") that is the earliest of (i) February 16, 2008 (the "Final Expiration Date") (ii) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement, (iii) the time at which the rights are exchanged as provided in
Section 24 of the Rights Agreement and (iv) immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below. Upon the Expiration Date, the Rights will expire.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.



Item 2.  Exhibits

         (1) Rights Agreement, dated as of February 17, 1998, between the Company and The Bank of New York which includes the form of Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Preferred Stock of the Company as Exhibit C. (Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed on February 20, 1998.)

         (2) Amendment No. 1 to Rights Agreement, dated as of March 1, 1999, between Nine West Group Inc. and The Bank of New York.*

_______________________
* Filed Herewith



                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  NINE WEST GROUP INC.


Dated: March 4, 1999              By:  /s/ Robert C. Galvin
                                       ----------------------
                                  Name:   Robert C. Galvin
                                  Title:  Executive Vice President, Chief
                                          Financial Officer and Treasurer








                                 EXHIBIT INDEX


EXHIBIT NO.                              DESCRIPTION

     1. Rights Agreement, dated as of February 17, 1998, between the Company and The Bank of New York which includes the form of Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Preferred Stock of the Company as Exhibit C. (Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed on February 20, 1998.)



     2. Amendment No. 1 to Rights Agreement, dated as of March 1, 1999, between Nine West Group Inc. and The Bank of New York